Second Quarter 2025 The Bank of N.T. Butterfield & Son Limited Earnings Presentation July 29, 2025

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases or otherwise increase shareholder value, our dividend payout target, our fee/income ratio, our OCI, our growth and expenses, and interest rate levels and impact on our earnings, and business activity levels, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions), changes in trade policies and practices and the resulting uncertainty, market volatility, and potential deterioration in economic conditions, fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful completion and integration of acquisitions (including our integration of the trust assets acquired from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward- looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. Presentation of Financial Information: Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Craig Bridgewater Group Chief Financial Officer Michael Schrum President and Group Chief Risk Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Capital Efficient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Experienced Leadership Team • Overview • Second Quarter 2025 Financials • Q&A Presenters Agenda • Leading market positions in Bermuda & Cayman • Expanding retail offerings in The Channel Islands • Well-secured lending in all markets • Award winning banking and wealth management offerings Sustainability Awards

4 Second Quarter 2025 Highlights Net Income (In US$ millions) Return on Equity (In US$ millions) vs. Q1 2025 vs. Q2 2024 Q2 2025 $ % $ % Net Interest Income $ 89.4 $ 0.1 $ 2.0 Non-Interest Income 57.0 (1.4) 1.4 Provision for Credit Losses (0.2) (0.6) 0.3 Non-Interest Expenses* (93.0) 1.4 (0.9) Other Gains (Losses) 0.1 — — Net Income $ 53.3 $ (0.4) (0.8) % $ 2.7 5.4 % Non-Core Items** 0.4 2.6 (0.5) Core Net Income** $ 53.7 $ (3.0) (5.3) % $ 2.3 4.4% • Net income of $53.3 million or $1.25 per share • Core net income**of $53.7 million, or $1.26 per share • Return on average common equity of 20.3%; core return on average tangible common equity** of 22.3% • Net Interest Margin of 2.64%, cost of deposits of 1.56% • Redemption of subordinated debt • Quarterly cash dividend rate increased by 14% to $0.50 per common share • Repurchases of 1.1 million shares at an average price of $40.69 per share • New share repurchase authorization for up to 1.5 million common shares • Andrew Henton appointed as Independent Director * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $50.6 $52.7 $59.6 $53.8 $53.3$51.4 $52.8 $59.6 $56.7 $53.7 Net income Core Net Income** Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 20.7% 20.3% 22.9% 20.9% 20.3% 23.3% 22.5% 25.2% 24.2% 22.3% Return on Equity Core Return on Average Tangible Common Equity** Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025

Financials

6 Net Interest Income before Provision for Credit Losses -Trend (In US$ millions) $87.4 $89.3 $89.4 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 Net Interest Margin & Yields Income Statement Net Interest Income • Net interest income (“NII”) increased marginally over the prior quarter driven by an increase in average interest earning assets offset by lower yields on treasury assets • Net interest margin (“NIM”) was lower at 2.64% compared to 2.70% in the prior quarter, primarily due to lower treasury yields and accelerated amortization of unamortized issuance costs on the early redemption of the Bank's subordinated debt • Average loan balances were higher compared to the prior quarter, primarily driven by foreign exchange translation resulting from a strengthening of Pound Sterling, whilst volume decreased as amortizations and paydowns continued to outpace originations (In US$ millions) Q2 2025 vs Q1 2025 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 3,634.3 3.71% $ 115.0 (0.27) % Investments 5,452.0 2.67% (10.7) (0.01) % Loans (net) 4,517.7 6.31% 62.4 (0.01) % Interest Earning Assets 13,603.9 4.15% 166.7 (0.08) % Interest Bearing Liabilities 10,130.8 (2.04) % 162.3 0.02 % Net Interest Margin 2.64% (0.06) %

7 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q2 2025 vs. Q1 2025 Asset management $ 9.4 $ (0.2) Banking 14.7 (0.4) Foreign exchange revenue 12.0 (1.7) Trust 16.4 0.7 Custody and other 3.2 (0.4) Other 1.4 0.5 Total Non-Interest Income $ 57.0 $ (1.4) $55.6 $58.4 $57.0 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 • Total non-interest income was down $1.4 million versus the prior quarter, primarily due to: ◦ lower banking fees due to reduced merchant and International Money Transfer volumes, partially offset by increased card volumes; ◦ a decrease in foreign exchange revenue driven by a seasonal reduction in volumes; ◦ a decrease in custody and other administration fees due to lower transaction volumes and assets under custody; ◦ an increase in trust revenue due to annual fee increases, repricing of acquired business relationships, new business and an increase in special fees; and ◦ an increase in other non-interest income due to new product development incentives received • The fee income ratio was 39.0% in the second quarter of 2025 which compares favorably to historical peer* averages Income Statement Non-Interest Income * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks.

8 Core Non-Interest Expense* Trend (In US$ millions) Core Non-Interest Expenses* vs. Q1 2025 (In US$ millions) Q2 2025 $ % Salaries & Benefits** $ 46.4 $ 2.3 5.3 % Technology & Comm. 16.3 0.3 1.8 % Professional & O/S Services 5.1 (0.3) (5.3) % Property 8.8 0.1 0.7 % Indirect Taxes 5.8 (0.5) (8.3) % Marketing 1.7 (0.1) (4.5) % Intangible Amortization 2.0 0.1 4.2 % Other 5.3 (0.7) (12.4) % Total Core Non-Interest Expenses* $ 91.4 $ 1.1 1.2 % Non-Core Expenses* 0.4 (2.6) >100% Non-Interest Expenses $ 91.8 $ (1.5) (1.6) % $90.3 $90.3 $91.4 61.8% 59.8% 61.1% Core Efficiency Ratio* Core Non-Interest Expenses* Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 • Core non-interest expenses* were higher compared to the prior quarter with the following underlying movements: ◦ higher core salaries and other employee benefits primarily due to performance-based incentive accruals, better-than-expected experience on staff health care costs realized in the prior quarter, and foreign exchange translation as a result of the strengthened Pound Sterling relative to the US Dollar; ◦ a decrease in payroll taxes (indirect taxes) due to the annual vesting of share compensation occurring in the prior quarter and not recurring in the current quarter; and ◦ a decrease in other expenses driven by the provision for a potential legal settlement in the Channel Islands and UK segment recognized in the prior quarter and not recurring this quarter • Core efficiency ratio* of 61.1% increased compared to the prior quarter and was above the Bank’s through-cycle core efficiency ratio target of 60% * See the Appendix for a reconciliation of the non-GAAP measure ** Includes Non-Service Employee Benefits Expense Income Statement Non-Interest Expenses

9 Balance Sheet Total Assets (In US$ billions) • Period end deposit balances increased by $0.1 billion to $12.8 billion compared to prior year end • Average deposit balances increased by $0.2 billion to $12.7 billion in Q2 2025 compared to the prior year end • Butterfield’s balance sheet remained low in risk density (risk weighted assets/total assets) at 28.6% vs Q4 2024 (In US$ millions) Q2 2025 Q4 2024 % Cash and cash equivalents $ 1,450 $ 1,998 (27) % Reverse Repos & S/T Investments 2,247 1,785 26 % Investments 5,458 5,513 (1) % Loans (net) 4,578 4,474 2 % Other Assets 453 462 (2) % Total Assets $ 14,185 $ 14,231 — % Int. Bearing Deposits $ 10,233 $ 10,058 2 % Non-Int. Bearing Deposits 2,605 2,688 (3) % Other Liabilities 278 465 (40) % Shareholders’ Equity 1,069 1,021 5 % Total Liab. & Equity $ 14,185 $ 14,231 — % $13.9 $14.0 $14.2 $5.2 $5.4 $5.5 $4.6 $4.5 $4.6 Total assets Investments Loans Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 $12.5 $12.6 $12.8 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 Total Deposits (In US$ billions)

10 Asset Quality Non-Accrual Loans (In US$ millions) $70.0 $103.8 $93.3 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 Res Mtg 69.7% Consumer 4.1% Comm’l R/E 12.3% Other Comm’l 7.9% Government 6.0% Loan Distribution 0.01% 0.00% 0.00% Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio $4.6 billion $5.5 billion Investment Portfolio Rating Distribution • 70% of the total loan portfolio consists of full-recourse residential mortgages of which 81% have loans-to-values below 70% • Non-accrual loans decreased to 2.0% of gross loans, down from 2.3% in the prior quarter, driven by the recovery of a commercial real estate loan facility in Bermuda • Allowance for credit losses at $25.7 million represented an ACL/Total loans ratio of 0.6%, consistent with the prior quarter • The net charge-off ratio remained at a negligible level as a % of total gross loans AAA 0.3% AA 99.7%

11 Interest Rate Sensitivity Interest Rate SensitivityAverage Balance - Balance Sheet Average Balances (US$Mil) Weighted Average Life Q2 2025 vs. Q1 2025 Duration vs. Q1 2025 Cash & Reverse Repos & S/T Invest. $ 3,634.3 $ 115.0 0.1 — N/A AFS 2,292.6 45.0 3.1 (0.2) 3.8 HTM** 3,159.4 (55.7) 7.1 — 8.3 Total $ 9,086.3 $ 104.3 (4.3)% 3.0% 6.0% (1.9)% 1.4% 2.6% NTB US Peer Median * -100bps +100bps +200bps • Total investment portfolio duration decreased to 5.4 years compared to 5.5 years in the prior quarter • Net unrealized losses on AFS securities improved to $120.0 million as at June 30, 2025 compared with net unrealized losses of $131.4 million as at the end of the first quarter of 2025 • Based on implied forward rates, the AFS OCI expected to improve by 33% in the next 12 months and a cumulative 42% in 24 months * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2025 comparative data is used as Q2 2025 peer information was not widely available at time of publication. ** The HTM portfolio is comprised of securities with negative convexity which typically exhibit lower prepayment speeds when assuming higher future rates.

12 Capital Requirements and Dividend Return Leverage Capital • Regulatory capital levels remain conservatively above minimum requirements • Quarterly dividend rate increased by 14% to $0.50 per common share • TCE/TA ratio of 6.9%, conservatively above the targeted range of 6.0% to 6.5% • Tangible book value per share increased by 3.6% compared to the prior quarter at $23.77 • New Basel 4 rules effective on January 1, 2025 resulted in lower risk weighted assets and improved the regulatory capital ratio by 1.9% • Repayment of subordinated debt resulting in a decrease in regulatory capital (tier 2) by 2.4% Regulatory Capital - Total Capital Ratio* 26.2% 13.5% 15.2% Butterfield Current BMA Minimum US Peer Median*** *** Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2025 comparative data is used as Q2 2025 peer information was not widely available at time of publication. 7.7% 11.6% 6.9% 11.0% 0.8% 0.7% TCE/TA TCE/TA Ex Cash Butterfield - Current US Peer Median*** $87.3 $86.2 $79.9 $37.1 $3.9 $88.6 $155.3 $86.8 Combined Payout Ratio Share Repurchases Cash Dividend 2022 2023 2024 Q2 2025 Combined Payout Ratio * Effective January 1, 2025, the Bank has adopted the BCBS’s revised standardized approach for credit risk framework as required by the BMA. ** 2025 is based on year-to-date cash dividends, share repurchases and net income 43% 78% 109% 116% **

Appendix

14 Group (US$ Billions) Bermuda (US$ Billions) Deposit Composition by Segment Cayman (US$ Billions) Channel Islands (US$ Billions) 20% 19% 21% 20% 20% 47% 47% 44% 49% 49% 33% 34% 35% 31% 31% $12.5 $12.7 $12.7 $12.6 $12.8 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 23% 22% 27% 25% 24% 51% 45% 44% 47% 50% 27% 33% 30% 28% 26% $3.9 $3.8 $4.0 $3.9 $4.0 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 34% 34% 33% 35% 36% 45% 46% 40% 45% 44% 21% 19% 26% 20% 20% $4.6 $4.6 $4.8 $4.5 $4.5 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 1% 1% 1% 1% 1% 46% 49% 48% 54% 52% 53% 50% 51% 45% 48% $4.0 $4.4 $4.0 $4.2 $4.3 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025

15 29% 29% 29% 28% 26% 21% 23% 22% 21% 19% 50% 49% 49% 50% 55% $3.6 $3.6 $3.3 $3.1 $3.2 Bermuda Cayman UK and Channel Islands 2021 2022 2023 2024 Q2 2025 26% 24% 21% 23% 23% 7% 9% 9% 10% 10% 18% 21% 22% 22% 22% 48% 46% 48% 46% 45% $1.4 $1.4 $1.3 $1.3 $1.2 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 2021 2022 2023 2024 Q2 2025 Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billions) Loans 39% 37% 37% 34% 33% 20% 24% 25% 24% 23% 41% 39% 38% 42% 44% $5.2 $5.1 $4.7 $4.5 $4.6 Bermuda Cayman UK and Channel Islands 2021 2022 2023 2024 Q2 2025 Loan Portfolio Composition by Originating Segment (US$ Billions) 19% 43% 51% 47% 46% 81% 57% 49% 53% 54% $5.2 $5.1 $4.7 $4.5 $4.6 Fixed Floating 2021 2022 2023 2024 Q2 2025 Fixed vs. Floating Rate Loans (US$ Billions)

16 Balance Sheet Movements Deposit Composition by Currency (US$ billions)Deposit Movements (US$ millions) $+230 $+90 Change vs Q1 2025 Change vs Q4 2024 Loan Movements (US$ millions) Loan Composition by Currency (US$ billions) -30 +260 $+60 $+105 Change vs Q1 2025 Change vs Q4 2024 Volume FX Translation 73% 71% 70% 22% 21% 24% 6% 8% 6% $12.5 $12.6 $12.8 USD / USD Pegged GBP Other Total deposits Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 61% 59% 57% 38% 40% 43% 1% 1% —% $4.6 $4.5 $4.6 USD / USD Pegged GBP Other Total loans Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 -55 +115 -285 +375 -70 +175

17 Loan-to-Deposit Ratio Balance Sheet Asset Mix Liquidity: Cash & Cash Equivalents** to Total Assets 37% 37% 35% 36% 36% 71% 70% 71% 71% NTB US Peer Median* Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 26% 27% 27% 26% 26% 4% 5% 4% 5% NTB US Peer Median* Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 • Butterfield takes a conservative approach to managing the liquidity and funding risk profile of its balance sheet. This involves the retention of a significant liquidity holding of cash or cash equivalent balances, comprised of interbank deposits and short-dated sovereign Canadian, UK and US Treasury Bills, as well as maintaining significant liquidity facilities with correspondent banks • Butterfield also maintains capital, liquidity and funding buffers conservatively in excess of regulatory requirements * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q2 2025 peer information was not widely available at time of publication and therefore not included. ** Includes securities purchased under agreements to resell and short-term investments.

18 (in millions of US Dollars, unless otherwise indicated) 2025 2024 2023 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Assets Cash and cash equivalents $ 1,450 $ 2,097 $ 1,998 $ 2,067 $ 2,390 $ 1,746 $ 1,647 $ 1,750 $ 1,795 Reverse Repos & S/T Investments 2,247 1,498 1,785 1,750 1,289 1,480 1,225 893 729 Investments 5,458 5,448 5,513 5,468 5,168 5,168 5,292 5,319 5,546 Loans, Net 4,578 4,518 4,474 4,648 4,585 4,644 4,746 4,750 5,003 Other Assets 453 458 462 441 506 490 464 468 435 Total Assets $ 14,185 $ 14,020 $ 14,231 $ 14,373 $ 13,939 $ 13,528 $ 13,374 $ 13,180 $ 13,510 Liabilities and Equity Total Deposits $ 12,838 $ 12,608 $ 12,746 $ 12,738 $ 12,548 $ 12,131 $ 11,987 $ 11,861 $ 12,192 Long-Term Debt — 99 99 99 99 99 98 98 98 Other Liabilities 278 256 366 472 293 304 285 297 269 Total Liabilities $ 13,116 $ 12,962 $ 13,211 $ 13,309 $ 12,940 $ 12,533 $ 12,370 $ 12,257 $ 12,559 Common Equity $ 1,069 $ 1,058 $ 1,021 $ 1,064 $ 999 $ 995 $ 1,004 $ 923 $ 950 Total Equity $ 1,069 $ 1,058 $ 1,021 $ 1,064 $ 999 $ 995 $ 1,004 $ 923 $ 950 Total Liabilities and Equity $ 14,185 $ 14,020 $ 14,231 $ 14,373 $ 13,939 $ 13,528 $ 13,374 $ 13,180 $ 13,510 Key Metrics CET 1 Ratio 26.0% 25.2% 23.5% 22.1% 22.5% 22.6% 23.0% 23.4% 22.7 % Total Tier 1 Capital Ratio 26.0% 25.2% 23.5% 22.1% 22.5% 22.6% 23.0% 23.4% 22.7 % Total Capital Ratio 26.2% 27.7% 25.8% 24.3% 24.8% 24.9% 25.4% 25.8% 25.1 % Leverage ratio 7.3% 7.4% 7.3% 7.1% 7.3% 7.5% 7.6% 7.8% 7.6 % Risk-Weighted Assets (in $ millions) 4,063 4,207 4,539 4,776 4,668 4,648 4,541 4,522 4,628 Risk-Weighted Assets / total assets 28.6% 30.0% 31.9% 33.2% 33.5% 34.4% 34.0% 34.3% 34.3 % Tangible common equity ratio 6.9% 6.9% 6.6% 6.8% 6.5% 6.7% 6.8% 6.5% 6.5 % Book value per common share (in $) 26.01 25.07 23.78 24.09 22.12 21.53 21.39 19.20 19.34 Tangible book value per share (in $) 23.77 22.94 21.70 21.90 20.03 19.45 19.29 17.73 17.83 Non-accrual loans/gross loans 2.0% 2.3% 1.7% 1.9% 1.5% 1.3% 1.3% 1.2% 1.2 % Non-performing assets/total assets 0.8% 1.1% 1.1% 1.5% 1.1% 1.2% 1.0% 0.8% 0.7 % Allowance for credit losses/total loans 0.6% 0.6% 0.6% 0.6% 0.5% 0.5% 0.5% 0.5% 0.5 % Balance Sheet Trends * Effective January 1, 2025, the Bank has adopted the BCBS's revised standardized approach for credit risk framework as required by the BMA. Comparatives were prepared under the prior credit risk framework.

19 (in millions of US Dollars, unless otherwise indicated) Q2 2025 Q1 2025 Q2 2024 Assets Average balance ($) Interest ($) Average rate (%) Average balance ($) Interest ($) Average rate (%) Average balance ($) Interest ($) Average rate (%) Cash and cash equivalents, reverse repurchase agreements and short-term investments $ 3,634.3 $ 33.6 3.71% $ 3,519.3 $ 34.5 3.98% $ 3,468.8 $ 41.4 4.78 % Investment in securities 5,452.0 36.2 2.67% 5,462.6 36.1 2.68% 5,172.6 29.6 2.30 % AFS 2,292.6 18.3 3.21% 2,247.5 17.8 3.21% 1,797.1 10.8 2.41 % HTM 3,159.4 17.9 2.27% 3,215.1 18.3 2.31% 3,375.4 18.8 2.24 % Loans 4,517.7 71.0 6.31% 4,455.3 69.4 6.32% 4,622.7 76.6 6.65 % Commercial 1,290.7 21.1 6.55% 1,320.3 20.6 6.32% 1,342.8 21.7 6.50 % Consumer 3,227.0 50.0 6.21% 3,135.0 48.8 6.32% 3,279.9 54.8 6.71 % Total interest earning assets 13,603.9 140.9 4.15% 13,437.3 140.0 4.23% 13,264.1 147.6 4.46 % Other assets 417.6 430.7 430.4 Total assets $ 14,021.5 $ 13,868.0 $ 13,694.5 Liabilities Deposits - interest bearing $ 10,051.2 $ (49.2) (1.96) % $ 9,853.4 $ (49.1) (2.02) % $ 9,807.6 $ (58.7) (2.40) % Securities sold under agreement to repurchase 1.9 — (5.94) % 16.3 (0.2) (4.42) % 2.9 — (4.83) % Long-term debt 77.7 (2.3) (11.92) % 98.7 (1.4) (5.63) % 98.6 (1.4) (5.58) % Interest bearing liabilities 10,130.8 (51.5) (2.04) % 9,968.5 (50.7) (2.06) % 9,909.1 (60.1) (2.43) % Non-interest bearing customer deposits 2,602.5 2,622.4 2,636.8 Other liabilities 253.4 263.6 243.8 Total liabilities $ 12,986.7 $ 12,854.4 $ 12,789.6 Shareholders’ equity 1,034.9 1,013.5 904.9 Total liabilities and shareholders’ equity $ 14,021.5 $ 13,868.0 $ 13,694.5 Non-interest bearing funds net of non- interest earning assets (free balance) $ 3,473.2 $ 3,468.8 $ 3,355.0 Net interest margin $ 89.4 2.64% $ 89.3 2.70% $ 87.4 2.64 % Average Balance Sheet Trends

20 (in millions of US Dollars, unless otherwise indicated) 2025 2024 2023 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Net Interest Income $ 89.4 $ 89.3 $ 88.6 $ 88.1 $ 87.4 $ 87.1 $ 86.9 $ 90.2 $ 92.5 Non-Interest Income 57.0 58.4 63.2 56.0 55.6 55.1 60.0 52.0 50.2 Prov. for Credit (Losses) Recovery (0.2) 0.4 (0.3) (1.3) (0.5) 0.4 (1.7) (0.5) (1.5) Non-Interest Expenses* 93.0 94.4 92.2 90.0 92.1 89.4 91.4 92.9 84.1 Other Gains (Losses) 0.1 — 0.1 (0.1) 0.1 0.2 (0.3) — 4.0 Net Income $ 53.3 $ 53.8 $ 59.6 $ 52.7 $ 50.6 $ 53.4 $ 53.5 $ 48.7 $ 61.0 Non-Core Items** $ 0.4 $ 2.9 $ — $ 0.1 $ 0.8 $ 1.6 $ 1.8 $ 8.2 $ (4.0) Core Net Income** $ 53.7 $ 56.7 $ 59.6 $ 52.8 $ 51.4 $ 55.0 $ 55.3 $ 57.0 $ 57.0 Key Metrics Loan Yield 6.31% 6.32% 6.43% 6.64% 6.65% 6.58% 6.68% 6.51% 6.42 % Securities Yield 2.67 2.68 2.51 2.39 2.30 2.23 2.16 2.06 2.07 Cost of Deposits 1.56 1.60 1.73 1.91 1.89 1.78 1.72 1.52 1.27 Net Interest Margin 2.64 2.70 2.61 2.61 2.64 2.68 2.73 2.76 2.83 Core Efficiency Ratio** 61.1 59.8 58.2 60.2 61.8 59.8 60.5 58.3 57.6 Core ROATCE** 22.3 24.2 25.2 22.5 23.3 24.5 25.4 26.1 26.3 Fee Income Ratio 39.0 39.4 41.7 39.2 39.0 38.6 41.3 36.7 35.5 Fully Diluted Share Count (in millions of common shares) 42.7 43.6 44.6 45.6 46.3 47.2 48.1 49.1 49.9 * Includes income taxes ** See the reconciliation of non-GAAP measures on pages 23-24 Income Statement Trends

21 (in millions of US Dollars, unless otherwise indicated) 2025 2024 2023 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Non-Interest Income Asset Management $ 9.4 $ 9.5 $ 9.1 $ 9.5 $ 8.9 $ 8.8 $ 8.3 $ 8.0 $ 8.2 Banking 14.7 15.1 21.2 14.4 13.8 14.3 18.6 14.1 12.6 FX Revenue 12.0 13.7 13.2 12.2 12.6 13.2 12.8 11.4 11.3 Trust 16.4 15.6 15.1 15.8 15.4 15.0 16.0 14.7 14.3 Custody & Other Admin. 3.2 3.5 3.6 3.5 3.4 3.3 3.3 3.3 3.3 Other 1.4 1.0 0.9 0.7 1.6 0.4 1.0 0.6 0.5 Total Non-Interest Income $ 57.0 $ 58.4 $ 63.2 $ 56.0 $ 55.6 $ 55.1 $ 60.0 $ 52.0 $ 50.2 Non-Interest Expense Salaries & Benefits* $ 46.7 $ 46.9 $ 44.7 $ 44.7 $ 44.8 $ 43.8 $ 45.9 $ 51.3 $ 42.6 Technology & Comm. 16.3 16.0 16.6 16.5 16.9 16.1 17.2 16.0 14.9 Professional & O/S Services 5.2 5.4 5.7 4.8 6.7 5.5 7.0 4.3 4.8 Property 8.8 8.7 8.6 8.6 8.2 8.7 8.7 7.7 7.5 Indirect Taxes 5.8 6.5 5.3 5.5 5.6 6.3 5.0 5.4 5.3 Marketing 1.7 1.8 2.4 1.3 1.6 1.3 1.7 1.5 1.7 Intangible Amortization 2.0 1.9 2.2 1.9 1.9 1.9 1.4 1.4 1.4 Other 5.3 6.0 5.2 5.6 5.5 4.9 5.2 4.8 5.4 Total Non-Interest Expense $ 91.8 $ 93.2 $ 90.6 $ 88.8 $ 91.1 $ 88.5 $ 92.2 $ 92.5 $ 83.5 Income Taxes 1.2 1.2 1.5 1.2 0.9 0.9 (0.8) 0.4 0.5 Total Expense incld. Taxes $ 93.0 $ 94.4 $ 92.2 $ 90.0 $ 92.1 $ 89.4 $ 91.4 $ 92.9 $ 84.1 *Includes non-service employee benefits Non-Interest Income & Expense Trends

22 (in millions of US Dollars, unless otherwise indicated) 2025 2024 2023 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Salaries & Benefits* $ 46.4 $ 44.1 $ 44.7 $ 44.7 $ 44.7 $ 42.5 $ 46.2 $ 43.4 $ 42.6 Technology & Comm. 16.3 16.0 16.6 16.5 16.9 16.1 17.2 16.0 14.9 Professional & O/S Services 5.1 5.4 5.7 4.7 6.1 5.2 4.9 4.3 4.7 Property 8.8 8.7 8.6 8.6 8.2 8.7 8.7 7.7 7.5 Indirect Taxes 5.8 6.3 5.3 5.5 5.5 6.3 5.0 5.1 5.3 Marketing 1.7 1.8 2.4 1.3 1.6 1.3 1.7 1.5 1.7 Intangible Amortization 2.0 1.9 2.2 1.9 1.9 1.9 1.4 1.4 1.4 Other 5.3 6.0 5.2 5.6 5.5 4.9 5.2 4.8 5.4 Total Core Non-Interest Expense** $ 91.4 $ 90.3 $ 90.6 $ 88.6 $ 90.3 $ 86.9 $ 90.4 $ 84.3 $ 83.6 Income Taxes 1.2 1.2 1.5 1.2 0.9 0.9 (0.8) 0.4 0.5 Total Core Expense incld. Taxes** $ 92.6 $ 91.5 $ 92.1 $ 89.8 $ 91.2 $ 87.8 $ 89.6 $ 84.7 $ 84.1 * Includes non-service employee benefits ** See the reconciliation of non-GAAP measures on pages 23-24 Core Non-Interest Expense* Trends

23 (in millions of US Dollars, unless otherwise indicated) 2025 2024 Q2 Q1 Q4 Q3 Q2 Net income A $ 53.3 $ 53.8 $ 59.6 $ 52.7 $ 50.6 Non-core (gains), losses and expenses Non-core expenses Early retirement program, voluntary separation, redundancies and other non-core compensation costs 0.4 2.9 — — 0.2 Tax compliance review costs — — — — 0.1 Restructuring charges and related professional service fees — — — 0.1 0.5 Total non-core expenses C $ 0.4 $ 2.9 $ — $ 0.1 $ 0.8 Total non-core (gains), losses and expenses D=B+C 0.4 2.9 — 0.1 0.8 Core net income to common shareholders E=A+D $ 53.7 $ 56.7 $ 59.6 $ 52.8 $ 51.4 Average shareholders' equity 1,055.0 1,041.3 1,030.0 1,029.2 979.4 Average common equity F 1,055.0 1,041.3 1,030.0 1,029.2 979.4 Less: average goodwill and intangible assets (91.2) (89.2) (92.9) (95.5) (95.3) Average tangible common equity G 963.8 952.1 937.2 933.7 884.1 Return on equity A/F 20.3% 20.9% 22.9% 20.3% 20.7 % Core return on average tangible common equity E/G 22.3% 24.2% 25.2% 22.5% 23.3 % Core earnings per common share fully diluted Adjusted weighted average number of diluted common shares (in thousands) H 42.7 43.6 44.6 45.6 46.3 Earnings per common share fully diluted A/H 1.25 1.23 1.34 1.16 1.09 Non-core items per share D/H 0.01 0.07 — — 0.02 Core earnings per common share fully diluted E/H 1.26 1.30 1.34 1.16 1.11 Core return on average tangible assets Total average assets I $ 14,111.5 $ 13,993.7 $ 13,970.1 $ 14,053.9 $ 13,790.9 Less: average goodwill and intangible assets (91.2) (89.2) (92.9) (95.5) (95.3) Average tangible assets J $ 14,020.3 $ 13,904.5 $ 13,877.2 $ 13,958.3 $ 13,695.6 Return on average assets A/I 1.5% 1.6% 1.7% 1.5% 1.5 % Core return on average tangible assets E/J 1.5% 1.7% 1.7% 1.5% 1.5 % Non-GAAP Reconciliation

24 (in millions of US Dollars, unless otherwise indicated) 2025 2024 Q2 Q1 Q4 Q3 Q2 Tangible equity to tangible assets Shareholders' equity K $ 1,069.1 $ 1,057.8 $ 1,020.8 $ 1,064.2 $ 999.1 Less: goodwill and intangible assets (92.2) (89.7) (89.6) (96.7) (94.4) Tangible common equity L 977.0 968.1 931.2 967.5 904.7 Total assets M 14,185.0 14,019.8 14,231.4 14,373.0 13,939.1 Less: goodwill and intangible assets (92.2) (89.7) (89.6) (96.7) (94.4) Tangible assets N $ 14,092.8 $ 13,930.1 $ 14,141.8 $ 14,276.3 $ 13,844.7 Tangible common equity to tangible assets L/N 6.9% 6.9% 6.6% 6.8% 6.5 % Tangible book value per share Basic participating shares outstanding (in millions) O 41.1 42.2 42.9 44.2 45.2 Tangible book value per common share L/O 23.77 22.94 21.70 21.90 20.03 Efficiency ratio Non-interest expenses $ 91.8 $ 93.2 $ 90.6 $ 88.8 $ 91.1 Less: Amortization of intangibles (2.0) (1.9) (2.2) (1.9) (1.9) Non-interest expenses before amortization of intangibles P 89.8 91.3 88.4 86.8 89.3 Non-interest income 57.0 58.4 63.2 56.0 55.6 Net interest income before provision for credit losses 89.4 89.3 88.6 88.1 87.4 Net revenue before provision for credit losses and other gains/losses Q $ 146.4 $ 147.8 $ 151.9 $ 144.1 $ 143.1 Efficiency ratio P/Q 61.3% 61.8% 58.2% 60.3% 62.4 % Core efficiency ratio Non-interest expenses $ 91.8 $ 93.2 $ 90.6 $ 88.8 $ 91.1 Less: non-core expenses (C) (0.4) (2.9) — (0.1) (0.8) Less: amortization of intangibles (2.0) (1.9) (2.2) (1.9) (1.9) Core non-interest expenses before amortization of intangibles R 89.4 88.4 88.4 86.7 88.4 Net revenue before provision for credit losses and other gains/losses Q 146.4 147.8 151.9 144.1 143.1 Core efficiency ratio R/Q 61.1% 59.8% 58.2% 60.2% 61.8 % Non-GAAP Reconciliation (continued)

25 Our peer group includes the following banks, noted by their ticker symbols: Peer Group • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Financial System, Inc. (CBU) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC) • UMB Financial Corporation (UMBF)